UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

United Homes Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91060H 108

(CUSIP Number)

Michael Nieri

917 Chapin Road

Chapin, South Carolina 29036

Telephone: 844-766-4663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Michael Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,321,933 (2)(3)
	8	SHARED VOTING POWER
18,901,942 (4)
	9	SOLE DISPOSITIVE POWER
18,321,933 (2)(3)
	10	SHARED DISPOSITIVE POWER
18,901,942 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,223,872 (2)(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
76.98% (6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein.  Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) The shares reported in this Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D filed with the SEC on May 10, 2023 (the “Initial Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 10, 2023 (“Amendment No. 1”) and this Amendment No. 2, the “Schedule 13D”) as beneficially owned by Michael Nieri, Pennington Nieri, Maigan Nieri, Patrick Nieri, Shelton Twine, the PWN Trust 2018 dated 7/17/2018 (the “PWN Trust”), the MEN Trust 2018 dated 7/17/2018 (the “MEN Trust”), the PMN Trust 2018 dated 7/17/2018 (the “PMN Trust”; each of the PWN Trust, the MEN Trust, and the PMN Trust being a “Nieri Trust” and collectively the “Nieri Trusts”) were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023, pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”), and (B) in separate transactions described in Item 3 of the Initial Schedule 13D.

The shares reported in this Amendment No. 2 as beneficially owned by the MPN Grandchildren’s Trust 2023 dated September 12, 2023 (the “Nieri Grandchild Trust”) were gifted to the Nieri Grandchild Trust by Michael Nieri in separate transactions described in Item 3 of Amendment No. 1 and Item 3 of this Amendment No. 2. Michael Nieri is the grantor of each Nieri Trust and the Nieri Grandchild Trust; is the father of the respective beneficiaries and co-trustees of each Nieri Trust; is the brother-in-law of Shelton Twine, the co-trustee of each Nieri Trust; and is the grandfather of the beneficiaries of and the father of the trustee of the Nieri Grandchild Trust. Michael Nieri retains the power of substitution with respect to the assets held by each of the Nieri Trusts and the Nieri Grandchild Trust. Michael Nieri may be deemed to have or share beneficial ownership with respect to the shares held by the Nieri Trusts and the Nieri Grandchild Trust; Mr. Nieri disclaims beneficial ownership of these shares.

Pennington Nieri and Shelton Twine are the co-trustees of the PWN Trust. Maigan Nieri and Shelton Twine are the co-trustees of the MEN Trust. Patrick Nieri and Shelton Twine are the co-trustees of the PMN Trust. Pennington Nieri is the trustee of the Nieri Grandchild Trust. All of the Nieri Trusts and the Nieri Grandchild Trust are governed by trust agreements that authorize the trustees or trustee to vote and dispose of the Class A Common Shares held by the respective trust. Michael Nieri retains the power of substitution with respect to the assets held by each of the Nieri Trusts and the Nieri Grandchild Trust, pursuant to which Mr. Nieri may remove any or all of the Class A Common Shares held by a trust and replace them with property of equivalent value.

(3) Consists of 18,321,933 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”). Class B Common Shares are entitled to two votes per share, and Class A Common Shares are entitled to one vote per share.

(4) Composed of (i) 6,058,908 Class A Common Shares beneficially owned by the PWN Trust, (ii) 6,058,908 Class A Common Shares beneficially owned by the MEN Trust, (iii) 6,058,908 Class A Common Shares beneficially owned by the PMN Trust, and (iv) 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust.

(5) Composed of (i) 18,321,933 Class B Common Shares, (ii) 6,058,908 Class A Common Shares beneficially owned by the PWN Trust, (iii) 6,058,908 Class A Common Shares beneficially owned by the MEN Trust, (iv) 6,058,908 Class A Common Shares beneficially owned by the PMN Trust, and (v) 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust.

(6) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
PWN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,908 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,908 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,908 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
MPN Grandchildren’s Trust 2023 Dated September 12, 2023
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
725,215 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
725,215 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
725,215 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.99% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 725,215 Class B Common Shares beneficially owned by the Nieri Grandchild Trust.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Pennington W. Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,819,602 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,819,602 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,819,602 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.6% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares held by the PMN Trust, (ii) 725,215 Class B Common Shares held by the MPN Grandchild Trust, and (ii) 35,479 Class A Common Shares that the Reporting Person may acquire pursuant to a Rollover Option (as defined in Item 3 of the Initial Schedule 13D).

(4) The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
MEN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,908 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,908 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,908 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Maigan Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,061,895 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,061,895 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,061,895 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares held by the MEN Trust, and (ii) 2,987 Class A Common Shares that the Reporting Person may acquire pursuant to a Rollover Option (as defined in Item 3 of the Initial Schedule 13D).

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
PMN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,908 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,908 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,908 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of 83,332 Class A Common Shares and 5,975,576 Class B Common Shares.

(4) The Reporting Person disclaims beneficial ownership of the shares reported by all Reporting Persons in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Patrick Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,061,895 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,061,895 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,061,895 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.9% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 83,332 Class A Common Shares and 5,975,576 Class B Common Shares held by the PMN Trust, and (ii) 2,987 Class A Common Shares that the Reporting Person may acquire pursuant to a Rollover Option (as defined in Item 3 of the Initial Schedule 13D).

(4) The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Shelton Twine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,398,939 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
18,398,939 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,398,939 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.7% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b).

(2) Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

(3) Consists of (i) 186,736 Class A Common Shares, (ii) 35,479 Class A Common Shares that the Reporting Person may acquire pursuant to a Rollover Option (as defined in Item 3 of the Initial Schedule 13D), (iii) 6,058,908 Class A Common Shares beneficially owned by the PWN Trust, (iv) 6,058,908 Class A Common Shares beneficially owned by the MEN Trust, and (v) 6,058,908 Class A Common Shares beneficially owned by the PMN Trust.

(4) The Reporting Person disclaims beneficial ownership of the shares reported in this Amendment No. 2 other than as described in the Reporting Person’s cover page above and in Note (3) immediately above.

(5) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

Explanatory Note

Defined terms used below and not otherwise defined have the meanings given in the footnotes to the cover pages of this Amendment No. 2.

This Amendment No. 2 is being filed on behalf of the Reporting Persons reflected in the cover pages of this Amendment No. 2 with respect to the Class A Common Shares of United Homes Group, Inc., a Delaware corporation (the Issuer).

Other than as set forth below in Item 3 and to update certain holdings of each of Pennington Nieri, Maigan Nieri, Patrick Nieri, and Shelton Twine to reflect the vesting of another tranche of Rollover Options, all disclosures set forth in the Initial Schedule 13D, as amended by Amendment No. 1, are materially unchanged.

Item 2.	Identity and Background.

Item 2 of the Initial Schedule 13D is hereby amended and restated as follows:

(a)	Pursuant to § 240.13d-1(k) under the Securities Exchange Act of 1934, as amended, this Schedule 13D is being filed jointly by Michael Nieri, the PWN Trust, the Nieri Grandchild Trust, Pennington Nieri, the MEN Trust, Maigan Nieri, the PMN Trust, Patrick Nieri, and Shelton Twine (the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 917 Chapin Road, Chapin, South Carolina, 29036.

(c)	The principal occupation of Michael Nieri is as Chairman, Chief Executive Officer, and Director of the Issuer. The Nieri Trusts and the Nieri Grandchild Trust exist for the benefit of their respective beneficiaries. The principal occupation of Pennington Nieri is serving as Co-Executive VP – Construction Services of the Issuer. The principal occupation of Maigan Nieri is serving as a project manager for a land development company affiliated with the Issuer. The principal occupation of Patrick Nieri is serving as a project manager for a land development company affiliated with the Issuer. The principal occupation of Mr. Twine is serving as Chief Operating Officer of the Issuer.

(d)	During the last five years preceding the date of this filing, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years preceding the date of this filing, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Michael Nieri, Pennington Nieri, Maigan Nieri, Patrick Nieri, and Shelton Twine is a United States citizen. Each beneficiary and trustee of the Nieri Trusts and the Nieri Grandchild Trust is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Schedule 13D, as amended by Amendment No. 1, is hereby further amended and supplemented as follows:

Gift Transfers. As previously reported in Amendment No. 1, on September 18, 2023, Michael Nieri gifted 526,516 Class B Common Shares for no consideration to the newly formed Nieri Grandchild Trust for estate planning purposes. As reported in this Amendment No. 2, on February 22, 2024, Michael Nieri gifted an additional 198,699 Class B Common Shares for no consideration to the Nieri Grandchild Trust for estate planning purposes.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Schedule 13D, as amended by Amendment No. 1, is hereby amended and supplemented as follows:

Michael Nieri gifted an additional 198,699 Class B Common Shares for no consideration to the Nieri Grandchild Trust for estate planning purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D, as amended by Amendment No. 1, is hereby amended and restated in its entirety as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons is based on the Issuer having 11,382,282 Class A Common Shares issued and outstanding as of January 24, 2024, as reported in the Definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on February 7, 2024.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act. The Reporting Persons believe that they are not a “group” under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of such a group.

(c) Except for the gift on February 22, 2024, by Michael Nieri of 198,699 Class B Common Shares for no consideration to the Nieri Grandchild Trust for estate planning purposes, none of the Reporting Persons effected transactions in Class A Common Shares during the past 60 days. (Certain holdings of each of Pennington Nieri, Maigan Nieri, Patrick Nieri, and Shelton Twine were increased in this Amendment No. 2 to reflect the vesting of another tranche of Rollover Options on January 19, 2024.)

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Note (2) to the cover page for Michael Nieri as the Reporting Person above is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 26, 2024

/s/ Michael Nieri	/s/ Shelton Twine
MICHAEL NIERI	SHELTON TWINE

/s/ Pennington Nieri	/s/ Maigan Nieri
PENNINGTON NIERI	MAIGAN NIERI

/s/ Patrick Nieri
PATRICK NIERI

PWN TRUST 2018 dated 7/17/2018	MEN TRUST 2018 dated 7/17/2018

/s/ Pennington Nieri	/s/ Maigan Nieri
Pennington Nieri, Co-Trustee	Maigan Nieri, Co-Trustee

/s/ Shelton Twine	/s/ Shelton Twine
Shelton Twine, Co-Trustee	Shelton Twine, Co-Trustee

PMN TRUST 2018 dated 7/17/2018	MPN GRANDCHILDREN’S TRUST 2023 DATED SEPTEMBER 12, 2023

/s/ Patrick Nieri	/s/ Pennington Nieri
Patrick Nieri, Co-Trustee	Pennington Nieri, Trustee

/s/ Shelton Twine
Shelton Twine, Co-Trustee